As filed with the Securities and Exchange Commission on October 12, 2010

Securities Act File No. 333-168058

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. __
Post-Effective Amendment No. 1
(Check appropriate box or boxes)
SEASONS SERIES TRUST
(Exact Name of Registrant as Specified in the Charter)

1 SunAmerica Center
Los Angeles, California 90067-6022
(Address of Principal Executive Offices)
Telephone Number: (800.445.7862)
(Area Code and Telephone Number)
Nori L. Gabert, Esq.
Vice President and Deputy General Counsel
SunAmerica Asset Management Corp.
2929 Allen Parkway
Houston, Texas 77019
(Name and Address of Agent for Service)

Copies to:
Mallary Reznik, Esq.
General Counsel
SunAmerica Life Companies
1 SunAmerica Center, Century City
Los Angeles, California 90067-6022
and
Margery K. Neale, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099

     Title of securities being registered: Shares of beneficial interest, par value $0.01 per share. Calculation of Registration Fee under the Securities Act of 1933: No filing fee is required because of reliance on Section 24(f) and Rule 24f-2 under the Investment Company Act of 1940.
     It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

PART C
Item 15. Indemnification
Item 16. Exhibits
SIGNATURES
EX-99.12.I
EX-99.12.II

Explanatory Note
This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-168058)(the “Registration Statement”) consists of the following:
1.	Facing Sheet of the Registration Statement.

2.	Part C to the Registration Statement (including signature page).

3.	Exhibit 12 to Item 16 of the Registration Statement.
This Post-Effective Amendment No. 1 is being filed solely to file the final tax opinions of Willkie Farr & Gallagher LLP, tax counsel for the Registrant with respect to the reorganization of the Focus Growth and Income Portfolio and Focus TechNet Portfolio, each a series of the Registrant, into the Focus Growth Portfolio, a series of the Registrant, as Exhibit 12 to Item 16 of this Registration Statement on Form N-14.
Parts A and B of to the Registration Statement on Form N-14 filed on August 10, 2010 remain unchanged and are incorporated by reference herein (SEC Accession No. 0000950123-10-064653).

PART C
Item 15. Indemnification.
Article VI of the Registrant’s By-Laws relating to the indemnification of officers and trustees is quoted below:
ARTICLE VI
INDEMNIFICATION
          Section 6. Indemnification. (a) Subject to the exceptions and limitations contained in paragraph (b) below:
     (i) every person who is or has been a trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust against all liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which that individual becomes involved as a party, witness or otherwise by virtue of being or having been a trustee or officer of the Trust and against amounts paid or incurred by that individual in the settlement thereof;
     (ii) the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, administrative (including examinations and inspections), arbitrative, investigative or other, whether formal or informal including appeals), actual or threatened; and the words “liability” and “expenses” shall include, without limitation, attorneys’ fees, accountant’s fees, costs, judgments, amounts paid in settlement or compromise, fines, penalties and other liabilities.
     (b) No indemnification shall be provided hereunder to a Covered Person:
     (i) against any liability to the Trust or the Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that the Covered Person engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of that individual’s office;
     (ii) with regard to any matter as to which the Covered Person shall have been finally adjudicated not to have acted in good faith in the reasonable belief that that individual’s action was in the best interest of the Trust; or
     (iii) in the event of a settlement involving a payment by a Covered Person or other disposition not involving a final adjudication as provided in paragraph (b)(i) or (b)(ii) above resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of that individual’s office by the court or other body approving the settlement or other disposition or by a reasonable determination, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that the individual did not engage in such conduct:
          (A) by vote of a majority of the Disinterested Trustees (as defined below) acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or
          (B) by written opinion of (i) the then-current legal counsel to the Trustees who are not “Interested Persons” (as defined below) of the Trust or (ii) other legal counsel chosen by a majority of the Disinterested Trustees (as defined below) (or if there are no Disinterested Trustees with respect to the matter in question, by a majority of the Trustees who are not Interested Persons of the Trust) and determined by them in their reasonable judgment to be independent.
     (c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors, administrators and personal representatives of such person. Nothing contained herein shall limit the Trust from entering into other insurance arrangements or affect any rights to indemnification to which Trust personnel, including Covered Persons, may be entitled by contract or otherwise under law.

     (d) Expenses of preparation and presentation of a defense to any claim, action, suit, or proceeding of the character described in paragraph (a) of this Section 6 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the Covered Person to repay such amount if it is ultimately determined that the Covered Person is not entitled to indemnification under this Section 6, provided that either:
     (i) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or
     (ii) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or legal counsel meeting the requirement in Section 6(b)(iii)(B) above in a written opinion, shall determine, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.
     As used in this Section 6, an ““Interested Person” of the Trust is defined in Section 2(a)(19) of the Investment Company Act of 1940 and a “Disinterested Trustee” is one (i) who is not an “Interested Person” of the Trust (including anyone who has been exempted from being an “Interested Person” by any rule, regulation or order of the Securities and Exchange Commission) and (ii) against whom none of the actions, suits or other proceedings with respect to which indemnification is sought or another action, suit or other proceeding on the same or similar grounds is then or had been pending.
     (e) With respect to any such determination or opinion referred to in clause (b)(iii) above, a rebuttable presumption shall be afforded that the Covered Person has not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.
     (f) Each person who is a Trustee or officer of the Trust shall be deemed to have served or to have continued to serve in such capacity in reliance upon the indemnity provided for in this Section 6. All rights to indemnification under this Section 6 shall be deemed to be provided by a contract between the Trust and the person who serves as a Trustee or officer of the Trust at any time while this Section 6 is in effect. Any repeal or modification thereof shall not affect any rights or obligations existing prior to any such repeal or modification.
Item 16. Exhibits
(1)	(i)	Declaration of Trust. Incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on July 22, 1996.

	(ii)	Establishment and Designation of Shares effective February 25, 1997. Incorporated herein by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on July 14, 2004

	(iii)	Establishment and Designation of Shares effective October 20, 1998. Incorporated herein by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on July 14, 2004.

	(iv)	Establishment and Designation of Shares effective July 1, 2000. Incorporated herein by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on July 14, 2004.

	(v)	Establishment and Designation of Shares of Beneficial Interest effective October 16, 2000. Incorporated herein by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on July 14, 2004.

	(vi)	Establishment and Designation of Shares of Beneficial Interest effective December 29, 2000. Incorporated herein by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on July 14, 2004.

	(vii)	Establishment and Designation of Shares of Beneficial Interest effective September 24, 2001. Incorporated herein by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on July 14, 2004.

	(viii)	Establishment and Designation of Classes effective November 11, 2002. Incorporated herein by reference to Post-Effective Amendment No. 18 to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on July 14, 2003.

	(ix)	Establishment and Designation of Shares of Beneficial Interest dated November 1, 2004. Incorporated herein by reference to Post-Effective Amendment No. 20 to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on November 4, 2004.

	(x)	Establishment and Designation of Shares dated January 11, 2005. Incorporated herein by reference to Post-Effective Amendment No. 21 to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on January 14, 2005.

	(xi)	Amended and Restated Establishment and Designation of Series and Classes of Shares dated May 26, 2005. Incorporated by reference to Post-Effective Amendment No. 22 to the Registrant’s Registration Statement on Form N-1A (File No. 33-08653) filed on July 15, 2005.

	(xii)	Amended and Restated Establishment and Designation of Shares of Beneficial Interest dated December 9, 2009. Incorporated by reference to Post-Effective Amendment No. 27 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on May 11, 2010.

(2)	(i)	Amended and Restated By-Laws dated June 15, 2004. Incorporated herein by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on July 14, 2004.

	(ii)	Amendment to By-Laws dated September 8, 2005. Incorporated by reference to Post-Effective Amendment No. 23 to the Registrant’s Registration Statement on Form N-1A (File No. 33-08653) filed on July 13, 2006.

	(iii)	Amendment 2 to By-Lays dated January 21, 2010. Incorporated by reference to Post-Effective Amendment No. 27 to the Registrant’s Registration Statement on Form N-1A (File No. 33-08653) filed on May 11, 2010.

(3)		None.

(4)		Form of Agreement and Plan of Reorganization (included as Appendix B to the Combined Prospectus/Proxy Statement included in this Registration Statement).

(5)		None.

(6)	(i)	Investment Advisory and Management Agreement between Seasons Series Trust and SunAmerica Asset Management Corp. (“SAAMCo”) dated January 19, 2010. Incorporated by reference to Post-Effective Amendment No. 27 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on May 11, 2010

(ii)	Subadvisory Agreement between SAAMCo and BAMCO, Inc. dated September 15, 2003. Incorporated herein by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on July 14, 2004.

(iii)	Amendment No. 1 to Subadvisory Agreement between SAAMCo and BAMCO, Inc. dated January 19, 2007. Incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 11, 2007.

(iv)	Amendment No. 2 to Subadvisory Agreement between SAAMCo and BAMCO, Inc. dated October 2, 2007. Incorporated by reference to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 16, 2008.

(v)	Subadvisory Agreement between SAAMCo and Janus Capital Management LLC dated April 3, 2002. Incorporated herein by reference to Post-Effective Amendment No. 18 to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on July 14, 2003

(vi)	Amendment to Subadvisory Agreement between SAAMCo and Janus Capital Management LLC dated December 2, 2002. Incorporated by reference to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 16, 2008

(vii)	Amendment No. 2 to Subadvisory Agreement between SAAMCo and Janus Capital Management LLC dated February 14, 2005. Incorporated by reference to Post-Effective Amendment No. 22 to the Registrant’s Registration Statement on Form N-1A (File No. 33-08653) filed on July 15, 2005.

(viii)	Amendment No. 3 to Subadvisory Agreement between SAAMCo and Janus Capital Management LLC dated October 2, 2007. Incorporated by reference to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 16, 2008.

(ix)	Amendment No. 4 to Subadvisory Agreement between SAAMCo and Janus Capital Management LLC dated July 20, 2009. Incorporated by reference to Post-Effective Amendment No. 26 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 20, 2009.

(x)	Amendment No. 5 to Subadvisory Agreement between SAAMCo and Janus Capital Management LLC dated October 1, 2009. Incorporated by reference to Post-Effective Amendment No. 27 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on May 11, 2010.

(xi)	Subadvisory Agreement between SAAMCo and Marsico Capital Management, LLC dated December 14, 2008. Incorporated by reference to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 16, 2008.

(xii)	Subadvisory Agreement between SAAMCo and RCM Capital Management, LLC (formerly Dresdner RCM Global Investors LLC) dated August 21, 2001. Incorporated herein by reference to Post-Effective Amendment No. 15 to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on September 24, 2001.

	(xiii)	Amendment No. 1 to Subadvisory Agreement between SAAMCo and RCM Capital Management, LLC dated January 19, 2007. Incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 11, 2007.

	(xiv)	Amendment No. 2 to Subadvisory Agreement between SAAMCo and RCM Capital Management, LLC dated October 2, 2007. Incorporated by reference to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 16, 2008.

	(xv)	Subadvisory Agreement between SAAMCo and Thornburg Investment Management, Inc. dated July 29, 2002. Incorporated herein by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on July 14, 2004.

	(xvi)	Amendment No. 1 to Subadvisory Agreement between SAAMCo and Thornburg Investment Management, Inc. dated January 19, 2007. Incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 11, 2007.

	(xvii)	Amendment No. 2 to Subadvisory Agreement between SAAMCo and Thornburg Investment Management, Inc. dated October 2, 2007. Incorporated by reference to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 16, 2008.

(7)	(i)	Fund Participation Agreement between Registrant and Anchor National Life Insurance Company, on behalf of itself and Variable Annuity Account Five. Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (File No. 333-08653) filed on April 1, 1997.

	(ii)	Form of Addendum to Fund Participation Agreement for Class 2 Shares dated May 29, 2008. Incorporated by reference to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 16, 2008.

	(iii)	Form of Addendum to Fund Participation Agreement for Class 3 Shares dated May 29, 2008. Incorporated by reference to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 16, 2008.

(8)		None.

(9)	(i)	Master Custodian Agreement effective as of January 18, 2006. Incorporated by reference to Post-Effective Amendment No. 23 to the Registrant’s Registration Statement on Form N-1A (File No. 33-08653) filed on July 13, 2006.

	(ii)	Amendment to Master Custodian Agreement effective as of January 18, 2006. Incorporated by reference to Post-Effective Amendment No. 23 to the Registrant’s Registration Statement on Form N-1A (File No. 33-08653) filed on July 13, 2006.

(10)	(i)	Plan of Distribution Pursuant to Rule 12b-1 (Class 2 Shares) by the Registrant on behalf of its separately designated series dated October 2, 2007. Incorporated by reference to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 16, 2008.

	(ii)	Plan of Distribution Pursuant to Rule 12b-1 (Class 3 Shares) by the Registration on behalf of its separately designated series dated October 2, 2007. Incorporated by reference to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 16, 2008

(11)		Opinion and consent of Bingham McCutchen LLP, counsel for the Registrant. Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File No. 333-168060) filed on July 9, 2010.

(12)	(i)	Tax opinion of Willkie Farr & Gallagher LLP, tax counsel for the Registrant with respect to the reorganization of the Focus Growth and Income Portfolio, a series of the Registrant, into the Focus Growth Portfolio, a series of the Registrant, is filed herewith.

	(ii)	Tax opinion of Willkie Farr & Gallagher LLP, tax counsel for the Registrant with respect to the reorganization of the Focus TechNet Portfolio, a series of the Registrant, into the Focus Growth Portfolio, a series of the Registrant, is filed herewith.

(13)	(i)	Indemnification Agreement between SAAMCo and Garrett F. Bouton dated March 2, 2007. Incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 11, 2007.

	(ii)	Indemnification Agreement between SAAMCo and Carl D. Covitz dated September 8, 2005. Incorporated by reference to Post-Effective Amendment No. 23 to the Registrant’s Registration Statement on Form N-1A (File No. 33-08653) filed on July 13, 2006.

	(iii)	Indemnification Agreement between SAAMCo and Jane Jelenko dated September 7, 2006. Incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement of Form N-1A (File No. 33-08653) filed on July 11, 2007.

	(iv)	Indemnification Agreement between SAAMCo and Gilbert T. Ray dated September 8, 2005. Incorporated by reference to Post-Effective Amendment No. 23 to the Registrant’s Registration Statement on Form N-1A (File No. 33-08653) filed on July 13, 2006.

	(v)	Indemnification Agreement between SAAMCo and Allan L. Sher dated September 8, 2005. Incorporated by reference to Post-Effective Amendment No. 23 to the Registrant’s Registration Statement on Form N-1A (File No. 33-08653) filed on July 13, 2006.

	(vi)	Indemnification Agreement between SAAMCo and Bruce G. Willison dated September 8, 2005. Incorporated by reference to Post-Effective Amendment No. 23 to the Registrant’s Registration Statement on Form N-1A (File No. 33-08653) filed on July 13, 2006.

(14)	(i)	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for the Registrant. Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File No. 333-168060) filed on August 10, 2010.

	(ii)	Consent of Willkie Farr & Gallagher LLP. Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File No. 333-168060) filed on July 9, 2010.

(15)		None.

(16)		Power of Attorney. Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File No. 333-168060) filed on July 9, 2010.

(17)	(i)	Form of Proxy Card. Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File No. 333-168060) filed on July 9, 2010.

	(ii)	Form of Voting Instruction Card. Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File No. 333-168060) filed on July 9, 2010.
Item 17. Undertakings
(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.
(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Jersey City, and State of New Jersey, on the 12th day of October 2010.

SEASONS SERIES TRUST

By:	/s/ John T. Genoy John T. Genoy
President
(Principal Executive Officer)
Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

/s/ John T. Genoy	President (Principal Executive Officer)	October 12, 2010
John T. Genoy

/s/ Donna M. Handel	Treasurer (Principal Financial and Accounting Officer)	October 12, 2010
Donna M. Handel

*	Trustee and Chairman	October 12, 2010
Bruce G. Willison

*	Trustee	October 12, 2010
Garrett F. Bouton

*	Trustee	October 12, 2010
Carl D. Covitz

*	Trustee	October 12, 2010
Jana W. Greer

*	Trustee	October 12, 2010
Jane Jelenko

*	Trustee	October 12, 2010
Gilbert T. Ray

*	Trustee	October 12, 2010
Allan L. Sher

/s/ Nori L. Gabert
*By:	Nori L. Gabert
Attorney-in-Fact

SCHEDULE OF EXHIBITS TO FORM N-14

Exhibit
Number	Description
(12) (i)	Tax opinion of Willkie Farr & Gallagher LLP, tax counsel for the Registrant with respect to the reorganization of the Focus Growth and Income Portfolio, a series of the Registrant, into the Focus Growth Portfolio, a series of the Registrant.

(ii)	Tax opinion of Willkie Farr & Gallagher LLP, tax counsel for the Registrant with respect to the reorganization of the Focus TechNet Portfolio, a series of the Registrant, into the Focus Growth Portfolio, a series of the Registrant.